Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	July 18, 2022

OFS Credit Company, Inc.
$70,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, and Amendment No. 4 thereto, dated December 7, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to July 15, 2022, we sold a total of 2,534,267 shares of common stock at a weighted average price of $14.22 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $35.6 million after deducting commissions and fees. Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

June 2022 Financial Update
On July 18, 2022, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of June 30, 2022 is between $9.89 and $9.99. This estimate is not a comprehensive statement of our financial condition or results for the month ended June 30, 2022. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by our board of directors. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending July 31, 2022, which will be reported in our monthly report on Form N-PORT.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after June 30, 2022 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by the COVID-19 pandemic, changes in base interest and inflation rates, the conflict between Russia and Ukraine, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this June 2022 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.